

07002138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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RECD S.E.C.
MAR 1 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50739

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CyberTrader, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12401 Research Blvd., Bldg 2, #350
(No. and Street)

Austin (City) Texas (State) 78759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins (415) 636-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Vincent Phillips, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cybertrader, Inc. (the Company) (a wholly-owned subsidiary of CyberCorp Holdings, Inc.) as of and for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client.



Signature

Chief Executive Officer
Title

State of Texas)
County of Travis)ss.

On this 26th day of February 2007 before me, Robin Schwoch, Notary Public, personally appeared Vincent Phillips, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacities and that by his signatures on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.



Notary Public

Robin Renee Schwoch
My Commission Expires
02/28/2009

CyberTrader, Inc.

(A Wholly-Owned Subsidiary of CyberCorp Holdings, Inc.)
(SEC I.D. No. 8-50739)

Statement of Financial Condition as of December 31, 2006, and Independent Auditors' Report and Supplemental Report on Internal Control

<u>PUBLIC DOCUMENT</u>

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

CyberTrader, Inc

We have audited the accompanying statement of financial condition of CyberTrader, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CyberTrader, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2007

CYBERTRADER, INC.
(A Wholly-Owned Subsidiary of CyberCorp Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(Amounts in thousands, except share and per-share amounts)

Assets	
Cash and cash equivalents	$ 11,226
Receivables from broker-dealer and clearing organizations	3,004
Receivables from Parent and affiliates	19
Prepaids and deposits	682
Equipment, office facilities, and property—net	5,601
Deferred tax assets	592
Other assets	298
Total Assets	$ 21,422
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 5,952
Accrued commissions, clearance, and floor brokerage	564
Other accrued expenses and liabilities	1,936
Payable to Parent and affiliates	66
Total liabilities	8,518
Stockholder's Equity:	
Preferred stock, $.01 par value—authorized 30,000 shares; none issued	-
Common stock, $.01 par value—authorized 100,000 shares; issued and outstanding 1,000 shares	-
Additional paid-in capital	502,987
Accumulated deficit	(490,083)
Total stockholder's equity	12,904
Total Liabilities and Stockholder's Equity	$ 21,422

See notes to statement of financial condition

1. Significant Accounting Policies

Organization — CyberTrader, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of CyberCorp Holdings, Inc. (Parent), a subsidiary of The Charles Schwab Corporation (CSC). The statement of financial condition does not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 under the Securities Exchange Act of 1934 (the Act) since no such liabilities existed at December 31, 2006 or during the year then ended.

Basis of Presentation — The Company is a fully-disclosed broker-dealer that offers online brokerage services to investors via the Internet. The Company clears all client transactions through another broker-dealer on a fully-disclosed basis and therefore does not hold client funds or securities. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates relate to capitalized development costs for internal-use software; useful lives of equipment, office facilities, and property; valuation of employee stock options; future value of long-term incentive plan units; future tax benefits; and legal reserves. Actual results could differ from such estimates.

Securities Transactions — Clients' securities transactions are recorded on the date that they settle.

Investment Data Service Fees — The Company provides investment data services to its clients electronically.

Cash and Cash Equivalents — The Company considers all highly liquid investments (including commercial paper and money market funds) with original maturities of three months or less to be cash equivalents.

Equipment, office facilities, and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three years. Equipment, office facilities, and property are stated at cost net of accumulated depreciation and amortization of $22 million at December 31, 2006. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Income Taxes — The Company is included in the consolidated federal income tax return of CSC. Each entity included in the consolidated income tax return computes income tax expense as though it filed separate income tax return. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

(Tabular amounts in thousands, except option price amounts and as noted)

Stock-based compensation — The Company participates in CSC's stock incentive plans and records its allocated share of CSC's stock-based compensation expense. On January 1, 2006, CSC adopted Statement of Financial Accounting Standards No. 123 (revised 2004) – Share-Based Payment (SFAS No. 123R) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) relating to certain issues surrounding the implementation of SFAS No. 123R. In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123R-3 – Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.

CSC adopted SFAS No. 123R using a modified prospective transition method, under which this accounting standard applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost is recognized for the unvested portion of awards outstanding on January 1, 2006 over their remaining vesting period.

Long-term Incentive Compensation — Eligible officers may receive cash long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and generally vest annually over a three- to four-year period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share (EPS) over the respective performance period of each grant. The Company accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense as estimates of the total grant cost are revised.

New Accounting Standards—SFAS No. 154 – Accounting Changes and Error Corrections was issued in May 2005 and was effective beginning January 1, 2006. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have a material impact on the Company's financial position.

SFAS No. 157 – Fair Value Measurements was issued in September 2006 and is effective beginning January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position.

Emerging Issues Task Force Issue (EITF) No. 06-02 – Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 – Accounting for Compensated Absences, was ratified by the FASB in June 2006 and is effective beginning January 1, 2007. This EITF requires the recognition of compensation expense associated with a sabbatical leave or other similar benefit arrangement that does not vest over the requisite service period. The Company currently records compensation expense related to its sabbatical program in the period the sabbatical is taken by an employee. As a result of this change in accounting principle, the Company will record an immaterial charge, net of estimated forfeitures, to retained earnings as of January 1, 2007 of $326 thousand after tax.

Financial Accounting Standards Board Interpretation (FIN) No. 48 – Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS No. 109, was issued in July 2006 and is effective beginning

(Tabular amounts in thousands, except option price amounts and as noted)

January 1, 2007. FIN No. 48 provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial position.

2. Equipment, Office Facilities, and Property

Equipment, office facilities, and property at December 31, 2006 are detailed below:

Information technology equipment	$ 15,314
Software	10,387
Telecommunications equipment	1,689
Leasehold improvements	405
Furniture and equipment	245
Subtotal	28,040
Accumulated depreciation and amortization	(22,439)
Total equipment, office facilities, and property - net	$ 5,601

3. Related-Party Transactions

The amount due to the Parent and affiliates as of December 31, 2006, is primarily related to excess tax benefits from the exercise of stock options.

Management fees were charged in accordance with a service agreement between the Company and the Parent and represent compensation and other costs incurred by the Parent for the benefit of the Company. These costs also include management, administrative, marketing, data processing services and occupancy costs. This service agreement was terminated in 2006.

The Company provides Charles Schwab and Co., Inc. with software development services for the maintenance and development of Schwab's proprietary software products.

4. Taxes on Income

Net deferred tax assets of $592 thousand at December 31, 2006 were comprised of deferred tax assets of $1.2 million, partially offset by deferred tax liabilities of $622 thousand. Deferred tax assets are attributable to deferred compensation, severance and benefits of $1.0 million and reserves and allowances of $155 thousand. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $333 thousand and depreciation and amortization of $237 thousand. The Company determined that no valuation allowance against deferred tax assets at December 31, 2006, was necessary.

5. Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2006, CSC was authorized to grant up to 36 million common shares under its existing stock incentive plans.

As of December 31, 2006, there was $135 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock option and restricted stock awards, which is expected to be recognized through 2011 with a remaining weighted-average period of 2.0 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below (in millions, except per share amounts):

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	115	$ 15.33		
Granted	6	$ 18.76		
Exercised	(24)	$ 10.67		
Forfeited	(2)	$ 10.29		
Expired	(6)	$ 25.13		
Outstanding at December 31, 2006	89	$ 16.22	3.97	$ 434
Vested and exercisable at December 31, 2006	79	$ 16.40	3.69	$ 387

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

The weighted-average fair value of options granted during 2006 was $5.43 per share. Cash received from options exercised for 2006 was $252 million. The total tax benefits recognized from the exercise of employee stock options during 2006 was $57 million. The total intrinsic value of options exercised during 2006 was $149 million.

Management uses a binomial option pricing model for all options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate future option exercise probability. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model. The assumptions used to value CSC's options and their expected life were as follows:

Weighted-average expected dividend yield	.46%
Weighted-average expected volatility	29%
Weighted-average risk-free interest rate	4.7%
Expected life (in years)	2.5 – 5.8

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from transfer or sale and generally vest annually over a four-year period, but some vest based upon CSC or one of its subsidiaries achieving certain financial or other measures. The fair value of restricted stock awards is based on the market price of CSC's stock on the date of grant and is generally amortized to restricted stock expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards that vested during 2006 was $55 million.

CSC's restricted stock awards activity is summarized below (shares in millions):

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2005	8	$ 11.76
Granted	5	$ 17.79
Vested	(3)	$ 11.16
Forfeited	(1)	$ 12.46
Outstanding at December 31, 2006	9	$ 15.06

(Tabular amounts in thousands, except option price amounts and as noted)

6. Employee Incentive and Retirement Plans

Long-term Incentive Plans

Eligible officers may receive LTIP units under a long-term incentive program. These awards are restricted from transfer or sale and generally vest over a three- to four-year period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, will be made following the end of the performance period based upon CSC achieving certain EPS levels.

LTIP unit information for 2006 is as follows:

LTIP units outstanding at year end	1,436
LTIP liability at year end	$ 1,801

Retirement Plan

Eligible employees of the Company who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

7. Regulatory Requirements

The Company operates pursuant to the Securities Exchange Act of 1934 (the Act) Rule 15c3-3 under the exemption of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act. The Company computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of $250 thousand or 2% of aggregate debit balances arising from client transactions, as defined. At December 31, 2006, the Company had net capital of $5.5 million, which was $5.3 million in excess of its required net capital of $250 thousand. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the SEC.

8. Commitments and Contingencies

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also subject to inquiries, investigations, and proceedings by regulatory and other governmental agencies. Based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition of the Company.

9. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing service provider extends credit to the Company's clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. All securities transactions are cleared through the use of one clearing service provider on a fully disclosed basis. Substantially all of the transactions are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur

10. Geographic Concentration

At December 31, 2006, approximately 23% of the Company's total client accounts were located in California.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 26, 2007

CyberTrader, Inc.

In planning and performing our audit of the financial statements of CyberTrader, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END